Confidential treatment has been requested pursuant to Rule 83 for the response to Comment 1 of the Staff’s letter dated March 27, 2014. A complete version of this response letter has been provided supplementally to the Staff of the Commission.

801 Louisiana, Suite 700 Houston, TX 77002 (832) 399-3196 Fax (713) 389-5396
Jan L. Schott, CPA, CGMA
Senior Vice President,
Chief Financial Officer
jans@goodrichpetroleum.com	April 24, 2014

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Goodrich Petroleum Corporation Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 21, 2014 File No. 001-12719

Ladies and Gentlemen:

Set forth below are the responses of Goodrich Petroleum Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 27, 2014, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013, File No. 001-12719, filed with the Commission on February 21, 2014 (the “2013 10-K”).

For your convenience, each response is prefaced by the exact text of the Staffs corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2013 10-K unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business and Properties, page 3

Oil and Natural Gas Operations and Properties, page 7

Oil and Natural Gas Reserves, page 9

1.	We note on page 11, you developed 8.3 Bcfe, or approximately 5%, of your total proved undeveloped reserves booked as of December 31, 2012. As your 2013 conversion rate of approximately 5% is well below an average five-year straight-line conversion rate of 20%, please tell us how you intend to achieve conversion of the remaining proved undeveloped reserves within five years of the date of initial booking. Refer to Rule 4- 10(a)(31) of Regulation S-X.

Securities and Exchange Commission

April 24, 2014

RESPONSE:

We acknowledge the Staff’s comment and are simultaneously providing the requested response supplementally pursuant to a Rule 83 confidential treatment request to Mr. Ethan Horowitz of the Staff, by cover letter dated April 24, 2014.

Financial Statements, page 58

Supplemental Information (Unaudited), page 90

Oil and Natural Gas Producing Activities (Unaudited), page 90

2.	Please revise the disclosure of proved oil and natural gas reserves on pages 91 and 92 to separately disclose proved developed reserves and proved undeveloped reserves as of the beginning and end of each year. Refer to FASB ASC Topic 932-235-50-4.

RESPONSE:

We acknowledge the Staff’s comment and that FASB ASC Topic 932-235-50-4 calls for the separate disclosure of proved developed reserves and proved undeveloped reserves as of the beginning and end of each year. The information as presented in the tables in “Oil and Natural Gas Producing Activities (Unaudited)” on pages 91 and 92 of our 2013 10-K disclosed our net proved reserves and proved developed reserves as of the beginning and end of the periods presented. Our investors are able to calculate the amounts of proved undeveloped reserves for each period presented by subtracting the proved developed reserves amounts from the total net proved reserves amounts on pages 91 and 92 of our 2013 10-K. Additionally, we do present the amount of proved undeveloped reserves as of the beginning and end of the fiscal year ended December 31, 2013 on page 9 of our 2013 10-K.

For these reasons, we respectfully request that the Staff allow us to address this comment in future filings with the Commission.

Securities and Exchange Commission

April 24, 2014

If we had included this disclosure in our 2013 10-K, it would have appeared in the tables on pages 91 and 92 as follows (new proposed disclosure is reflected in italics):

“The following table sets forth our net proved oil and natural gas reserves at December 31, 2013, 2012 and 2011 and the changes in net proved oil and natural gas reserves during such years, as well as proved developed and proved undeveloped reserves at the beginning and end of each respective year:

	Natural Gas (Mmcf) (5)			Oil, Condensate and NGLs (MBbls)
	2013	2012	2011 (4)	2013	2012	2011 (4)
Net proved reserves at beginning of period	253,981	408,707	454,189	13,189	13,516	1,618
Revisions of previous estimates (1)	78,965	(112,601)	(78,859)	1,992	(1,372)	6,485
Extensions, discoveries and improved recovery (2)	17,776	4,420	69,643	6,165	4,661	6,059
Purchases of minerals in place	49	—	—	476	—	—
Sales of minerals in place	(148)	(20,919)	(99)	—	(2,524)	(3)
Production	(21,007)	(25,626)	(36,167)	(1,391)	(1,092)	(643)
Net proved reserves at end of period	329,616	253,981	408,707	20,431	13,189	13,516
Proved developed reserves:
Beginning of period	119,671	169,344	187,417	6,447	6,532	746
End of period	117,184	119,671	169,344	10,100	6,447	6,532
Proved undeveloped reserves:
Beginning of period	134,310	239,363	166,772	6,742	6,984	872
End of period	212,432	134,310	239,363	10,331	6,742	6,984

	Natural Gas Equivalents (Mmcfe)
	2013	2012	2011
Proved reserves at beginning of period	333,116	489,805	463,899
Revisions of previous estimates (1)	90,919	(120,832)	(39,949)
Extensions, discoveries and improved recovery (2)	54,765	32,387	106,000
Purchases of minerals in place	2,903	—	—
Sales of minerals in place (3)	(148)	(36,063)	(116)
Production	(29,352)	(32,181)	(40,029)
Proved reserves at end of period	452,203	333,116	489,805
Proved developed reserves:
Beginning of period	158,352	208,538	191,893
End of period	177,786	158,352	208,538
Proved undeveloped reserves:
Beginning of period	174,764	281,267	272,006
End of period	274,417	174,764	281,267

(1)	Revisions of previous estimates in 2013 were positive reflecting cases, which were uneconomic at year end 2012 pricing, but are now economic under year ended 2013 pricing.
(2)	Extensions and discoveries were positive on an overall basis in all three periods presented, primarily related to our continued drilling activity on existing and newly acquired properties in the Northwest Louisiana, East Texas and South Texas areas. We recognized reserve adds of 54.8 Bcfe in 2013 related to extensions and discoveries, of which approximately 13.2 Bcfe is attributed to the Haynesville Shale Trend and Cotton Valley Taylor Sand, approximately 17.8 Bcfe is attributed to the Eagle Ford Shale Trend and 23.8 Bcfe to the Tuscaloosa Marine Shale Trend.
(3)	In 2012, we sold approximately 36.1 Bcfe attributed to the sale of properties in the South Henderson field located in East Texas.”

*            *             *            *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any

Securities and Exchange Commission

April 24, 2014

action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please call the undersigned at (713) 780-9494, or Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758- 4786.

Very truly yours,

GOODRICH PETROLEUM CORPORATION

By:
Name:	Jan L. Schott
Title:	Senior Vice President and Chief Financial Officer

cc:	Matthew R. Pacey

Vinson & Elkins L.L.P.